UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

WOWJOINT HOLDINGS LIMITED
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1108 A Block TIANCHENG MANSION, #2 XINFENG Rd. DESHEMENGWAI St, XICHENG Dist. Beijing	100088
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

IMPORTANT NOTICE

This report of foreign private issuer, including the exhibits contained herein, includes “forward-looking statements” that involve substantial risks and uncertainties. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this report include matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this report. Such risk factors include, among others: the Company’s ability to continue to remain listed on NASDAQ; potential liability from the future litigation; and acquisition integration related issues. Actual results may differ materially from those contained in the forward-looking statements in this report and documents submitted to the SEC. Wowjoint assumes no obligation to update these forward-looking statements.

Other Events

On December 23, 2011 Wowjoint Holdings Limited (“Wowjoint”) received two subpoenas from the Securities and Exchange Commission (the “SEC”). The subpoenas require that Wowjoint provide certain specified documents to the SEC and that a representative of Wowjoint testify before the SEC. Wowjoint is committed to cooperating with the SEC.

As stated in the SEC correspondence that accompanied the subpoenas, the investigation and subpoenas should not be construed as an indication that violations of laws have occurred. The investigation is a non-public fact-fining inquiry. It is not possible at this time to predict the outcome of the SEC investigation, including whether or when any proceedings might be initiated, when these matters may be resolved or what, if any, penalties or other remedies may be imposed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOWJOINT HOLDINGS LIMITED

Date: December 29, 2011	By:	/s/ Ya Bin Liu
Name: Ya Bin Liu
Title: Chief Executive Officer